Exhibit 99.2

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

NOTICE OF HEARING

PLEASE TAKE NOTICE that on September 24, 2012, CDC Corporation, Debtor and Debtor-in-Possession (“Debtor”) in the above captioned case, filed Debtor’s Motion Pursuant to Confirmed Joint Plan of Reorganization to Establish Reserve Amounts for Disputed Claim of Evolution Capital Management, LLC and Related Indemnity Claims (the “Motion”).1 In the Motion, the Debtor seeks entry of an order establishing the following two disputed claims reserves to satisfy the Debtor’s obligations under the Plan:

A. The Evolution Reserve: A single reserve in the amount of $32.5 million, which would be available to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims or any other indemnity obligation arising from or related to the entry of a judgment or a settlement and compromise of the Second Evolution Action.

B. Litigation Expense Reserve: A reserve in the amount of $5 million to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any defendant in the Second Evolution Action.

PLEASE TAKE FURTHER NOTICE that the Court will hold a hearing on the Motion in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia, at 10:00 a.m. on October 16, 2012.

Your rights may be affected by the court’s ruling on these pleadings. You should read these pleadings carefully and discuss them with your attorney, if you have one in this bankruptcy case. (If you do not have an attorney, you may wish to consult one.) If you do not want the court to grant the relief sought in these pleadings or if you want the court to consider your views, then you and/or your attorney must attend the hearing. You may also file a written response to the pleading with the Clerk at the address stated below, but you are not required to do so. If you file a written response, you must attach a certificate stating when, how and on whom (including addresses) you served the response. Mail or deliver your response so that it is

[1]	Capitalized terms used herein but not otherwise defined are defined in the Motion.

CDC EVO NOH on Motion to Establish Reserves

received by the Clerk at least two business days before the hearing. The address of the Clerk’s Office is: Clerk, U. S. Bankruptcy Court, Suite 1340, 75 Spring Street, Atlanta, Georgia 30303. You must also mail a copy of your response to the undersigned at the address stated below.

This 24th day of September, 2012.

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.

Attorneys for Debtor

3343 Peachtree Road NE, Suite 550	By:	/s/ William D. Matthews
Atlanta, GA 30326		William D. Matthews
(404) 262-7373		Georgia Bar No. 470865
(404) 262-9911 (facsimile)		wdm@lcsenlaw.com

2	CDC EVO NOH on Motion to Establish Reserves

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Notice upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the U.S. Trustee

362 Richard B. Russell Building

75 Spring Street, SW

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, NE

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

CDC EVO NOH on Motion to Establish Reserves

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV, Esq.

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, NE

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Troutman Sanders, LLP

600 Peachtree Street, NE, Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road NE, Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

Nicole L. Greenblatt, Esq.

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

2	CDC EVO NOH on Motion to Establish Reserves

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

JStutz@cdcsoftware.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Henry F. Sewell, Jr., Esq.

David E. Gordon, Esq.

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

3	CDC EVO NOH on Motion to Establish Reserves

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Matthew Osborn Solum

Kirkland & Ellis LLP (NYC)

601 Lexington Avenue

New York, NY 10022

msolum@kirkland.com

Christopher George Karagheuzoff

Dorsey & Whitney LLP

51 West 52nd Street

New York, NY 10019

karagheuzoff.christopher@dorsey.com

Avi Brian Israeli

Holwell Shuster & Goldberg

335 Madison Ave

New York, NY 10017

(646) 837-5151

Fax: (646) 837-5150

Email: aisraeli@hsgllp.com

Richard Franklin Albert

Morvillo, Abramowitz, Grand, Iason, Anello & Bohrer, P.C.

565 5th Avenue

New York, NY 10017

ralbert@maglaw.com

Charles T. Spada

Lankler Siffert & Wohl LLP

500 Fifth Avenue

New York, NY 10110

cspada@lswlaw.com

4	CDC EVO NOH on Motion to Establish Reserves

Daniel E. Reynolds

Lankler Siffert & Wohl LLP

500 Fifth Avenue

New York, NY 10110

dreynolds@lswlaw.com

Jefferson M. Allen

Cohen, Cooper, Estep & Allen

3350 Riverwood Pkwy. Riverwood 100 Bldg., Suite 2220

Atlanta, GA 30339

jallen@ccealaw.com

Steven J. Estep

Cohen, Cooper, Estep & Allen

3350 Riverwood Pkwy. Suite 2220

Atlanta, GA 30339

sestep@ccealaw.com

Eric Brian LaMons

Wilk Auslander LLP

1515 Broadway, 43rd Floor

New York, NY 10036

elamons@wilkauslander.com

Richard Howard Silberberg

Dorsey & Whitney LLP

51 West 52nd Street

New York, NY 10019

silberberg.richard@dorsey.com

This 24th day of September, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865
3343 Peachtree Road NE, Suite 550	WDM@lcsenlaw.com
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)

5	CDC EVO NOH on Motion to Establish Reserves